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                          May 20, 2022

       Eric Richman
       Chief Executive Officer
       Gain Therapeutics, Inc.
       4800 Montgomery Lane, Suite 220
       Bethesda, Maryland 20814

                                                        Re: Gain Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 18, 2022
                                                            File No. 333-265061

       Dear Mr. Richman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Courtney T. Thorne,
Esq.